UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2021

☐    Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-8351

A:            Full title of plan and the address of the plan, if different from that of the issuer named below:

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

B:            Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

CHEMED CORPORATION
255 E. Fifth Street, Suite 2600, Cincinnati, Ohio 45202
(513) 762-6690

REQUIRED INFORMATION

The Financial Statements and Supplemental Schedule for the Chemed/Roto-Rooter Savings and Retirement Plan identified below are being filed with this Annual Report on Form 11-K:

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS	PAGE NUMBER

(a) Financial Statements

1. Report of Independent Registered Public Accounting Firm	F-S 1

2. Statements of Net Assets Available for Benefits at	F-S 2
December 31, 2021 and 2020

3. Statements of Changes in Net Assets Available for Benefits	F-S 3
For the Year Ended December 31, 2021

4. Notes to Financial Statements	F-S 4 through F-S 10

5. Schedule:
Schedule I – Schedule of Assets (Held At End of Year)	F-S 11

6. Consent of Independent Registered Public Accounting Firm	Exhibit I

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings and Retirement Plan has caused this annual report to be signed by the undersigned hereunto duly authorized.
Dated: June 23, 2022	CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

	By:	/s/ Steve P. Ratterman
Steve P. Ratterman
Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Chemed/Roto Rooter Savings & Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Chemed/Roto Rooter Savings & Retirement Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2021 and 2020, and the changes in its net assets for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran PLLC

We have served as the Plan’s auditor since 2017.

Columbus, Ohio
June 23, 2022
F-S 1

Chemed/Roto-Rooter
Savings & Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets:
Investments, at fair value:
Chemed Corporation common stock	$34,650,199	$37,101,169
Mutual funds	305,038,439	272,804,031
Collective Trust fund	19,359,149	15,050,483
Total investments	359,047,787	324,955,683
Receivables:
Notes receivable from participants	8,263,949	7,698,994
Employer contributions	6,491,089	5,776,336
Participant contributions	-	-
Accrued interest and dividends	2,955	2,922
Total receivables	14,757,993	13,478,252
Cash	1,109,569	625,211
Total assets	374,915,349	339,059,146
Liabilities:
Accrued expenses	4,895	3,991
Net assets available for benefits, at fair value	$374,910,454	$339,055,155

The accompanying notes are an integral part of these financial statements
F-S 2

Chemed/Roto-Rooter
Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2021

Contributions:
Employer	$12,486,999
Participant	15,498,655
Rollovers	1,528,454
29,514,108

Interest income on notes receivable from participants	378,536

Investment income:
Net realized and unrealized gain on investments	19,970,660
Dividends and other income	18,833,050
38,803,710

Benefits paid to participants	(32,666,167)
Administrative expenses	(174,888)
(32,841,055)

Increase in net assets	35,855,299

Net assets available for benefits:
Beginning of year	339,055,155
End of year	$374,910,454

The accompanying notes are an integral part of these financial statements
F-S 3

Chemed/Roto-Rooter
Savings & Retirement Plan

Notes to Financial Statements

1.        General Description of the Plan

Overview and Eligibility
Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan").  The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service.  The following summary provides an overview of major Plan provisions and is provided for general informational purposes.  Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings.  In any Plan year, an employee may contribute up to a maximum of 85% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution").  For the Plan year 2021, the IRC limit on before-tax contributions was $19,500.  In addition, eligible employees who have attained age 50 prior to the close of the Plan year are eligible to make a catch-up contribution of $6,500.  Employee contributions are made through payroll deductions.  The Company, on a participating unit basis, may elect to make contributions ("Qualified Matching Contribution") to the Plan on the first 6% of employees’ basic contribution.  The Company may also elect to make discretionary contributions (“Qualified Nonelective Contribution”).  The Company made discretionary contributions of $7,776,222 and $6,574,896 for the years ended December 31, 2021 and 2020, respectively.

The Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $290,000 for the Plan year ended December 31, 2021.  All contributions are subject to limitations imposed by the IRC and ERISA.

Participant Accounts
Individual participant accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company match if applicable, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The Plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
F-S 4

Chemed/Roto-Rooter
Savings & Retirement Plan

Notes to Financial Statements

Vesting and Forfeitures
Participants are immediately vested in their Basic Contributions and any earnings or losses thereon.  Vesting in the employer’s Matching Contributions occurs in annual 20% increments after two years of service and participants are fully vested after six years of service.  Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed.  Participants who forfeit amounts under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture.  Forfeitures are not permitted to be restored to the participants’ accounts after the occurrence of five consecutive one year breaks-in-service.  Company may elect to use forfeitures to pay Plan administrative expenses or to reduce Qualified Nonelective Contributions and Qualified Matching Contributions.

At December 31, 2021 and 2020, the forfeited account totaled $1,285,133 and $798,560 , respectively, which was used to reduce the year end employer contributions receivable.

Investment Options
Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions.  Beginning January 1, 1999, the Plan appointed Merrill Lynch, who was subsequently acquired by Bank of America, N.A., as Trustee and currently offers participants the ability to invest contribution amounts in various mutual fund options, a stable value collective trust fund and Chemed Corporation stock.  Purchases of Chemed Corporation stock are made by the Plan’s trustee on the open market.  Investment in Chemed Corporation stock is limited to 20% of a participant’s total account balance.  Employer contributions are invested in the same manner and allocation as the employee contributions.  The Plan allows participants to transfer funds among the various investment options.

Notes Receivable from Participants
Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance with a maximum limit of $50,000.  Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant’s primary residence.  Loans are secured by the balance in the Participant’s account and bear interest at the prime rate plus 1%.  Participants may not have more than two loans outstanding at any one time.  Principal and interest payments are payable ratably through direct payroll deductions.  Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment.  Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits
Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance.  Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance.  Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals
The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee.  The Plan also allows for a "financial hardship" withdrawal of before-tax contributions for participants under age 59 ½ years in cases of demonstrated "financial hardship", as defined by the Plan document.
F-S 5

Chemed/Roto-Rooter
Savings & Retirement Plan

Notes to Financial Statements

Plan Termination
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC.  In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2.	Summary of Significant Accounting Policies

Investment valuation
Investments of the Plan are valued at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Investment income
Dividend income is recorded on the ex-dividend date.  Interest earned on investments is recorded on the accrual basis.

Payment of benefits
Benefits are recorded when paid.

Expenses of the Plan
All expenses incurred in the administration of the Plan are paid by the Plan except for audit and legal expenses which are paid by the Company.

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP").

Use of estimates
The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.
F-S 6

Chemed/Roto-Rooter
Savings & Retirement Plan

Notes to Financial Statements

Concentrations, risks and uncertainties
The Plan has a significant concentration of investment in Chemed Corporation stock.  A change in the value of this stock could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which include stocks, bonds, fixed income securities, mutual funds and other investment securities.  Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

3.	Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 3, 2018, that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.  The related Trust is exempt from federal income tax under section 501(a) of the IRC.

The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

4.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2021 and 2020 to Form 5500.
	December 31,
	2021	2020

Net assets available for benefits per
the financial statements	$374,910,454	$339,055,155
Amounts allocated to withdrawing
participants	(1,103,699)	(620,166)
Net assets available for benefits per
the Form 5500	$373,806,755	$338,434,989

The following is a reconciliation of changes in net assets per the financial statements at December 31, 2021 to Form 5500.
F-S 7

Chemed/Roto-Rooter
Savings & Retirement Plan

Notes to Financial Statements

Increase in net assets per the financial statements	$35,855,299
Less: Change in amounts allocated to withdrawing particpants	(483,533)
Net income per Form 5500	$35,371,766

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31, but are not yet paid as of year-end.

5.        Fair Value Measurements

Fair value is defined as the price that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is based on a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year-end, using prices quoted on active markets at the measurement date.

Common stock – Valued at the closing price reported on the New York Stock Exchange on which the security is traded.
F-S 8

Chemed/Roto-Rooter
Savings & Retirement Plan

Notes to Financial Statements

Collective trust – Valued at NAV of units of a bank collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Investments	December 31, 2021
	(at fair value)	Level 1	Level 2	Level 3
Common stock	$34,650,199	$34,650,199	$-	$-
Mutual funds	305,038,439	305,038,439	-	-
Total		$339,688,638	$-	$-

Investments measured at NAV:
Collective trust fund	19,359,149
Total investments at fair value	$359,047,787

	Investments	December 31, 2020
	(at fair value)	Level 1	Level 2	Level 3
Common stock	$37,101,169	$37,101,169	$-	$-
Mutual funds	272,804,031	272,804,031	-	-
Total		$309,905,200	$-	$-

Investments measured at NAV:
Collective trust fund	15,050,483
Total investments at fair value	$324,955,683

Investments in the collective trusts have no holding period, and redemptions can be made daily.  There are no unfunded commitments.
F-S 9

Chemed/Roto-Rooter
Savings & Retirement Plan

Notes to Financial Statements

6.        Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2021 and 2020 include shares of the Company’s common stock.  During 2021, there was approximately $1,000,000 of purchases and $3,000,000 of sales related to the Company’s common stock, which qualify as party-in-interest transactions.
F-S 10

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500 EIN 31-0791746 Plan No. 104
Schedule H, Line 4i-
Schedule of Assets (Held At End of Year)
December 31, 2021	Schedule I

			(e)
(a)	(b)	(c)	Current
	Identity of issue	Description of investment	value
	Chemed Corporation common stock
*	Chemed Corporation	Common Stock	$34,650,199

	Mutual funds
	MFS	International Intrinsic Value Fund	44,138,716
	iShares	S&P 500 Index Fund	42,939,717
	T Rowe Price	Blue Chip Growth Fund	38,298,100
	Victory Sycamore	Established Value Fund	26,822,386
	JP Morgan	Core Bond Fund	26,788,726
	American	Balanced Fund	22,682,265
	BlackRock	Equity Dividend Fund	21,114,348
	Vanguard	Federal Money Market Fund	19,348,846
	Hartford	Mid Cap Growth	17,688,941
	Wells Fargo	Short Duration Government Bond Fund	9,791,987
	Columbia	Small Cap Value Fund	9,506,463
	Invesco	International Small-Mid Company Fund	9,363,850
	PIMCO	Real Return Fund	8,438,647
	Lord Abbett	Developing Growth Fund	8,115,447
	Total mutual funds		305,038,439
	Collective Trust fund
	Invesco	Stable Value Retirement Fund	19,359,149
	Notes receivable from participants
*	Loan Fund	Loans to Participants, at rates ranging from
		4.25% to 7.50%	8,263,949

	Total		$367,311,736

* Denotes party in interest.
F-S 11

Exhibit 1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Nos. 333-167733, 333-205669, and 333-225130) on Form S-8 of our report dated June 23, 2022 appearing in the annual report on Form 11-K of 11-K of Chemed/Roto Rooter Savings & Retirement Plan as of December 31, 2021 and 2020 and for the year ended December 31, 2021.

/s/ Plante & Moran, PLLC

Columbus, Ohio
June 23, 2022